FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010 Downstream Peru José Manuel Gallego / José Luis Ibarra Country Manager / External Relations Manager

2 2
Disclaimer
ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s
Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol
YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

3 3 Agenda Regional’s general outlook Peruvian economic environment Overview of Repsol’s business in Peru Social Responsibility Refining & Marketing Liquified Petroleum Gas

4
Country outlook
• Sustained economic growth.
• Geographical location and territorial advantages: strategic location in the
South American Pacific. Mega- diverse country featuring vast natural resources and a diversity of climates.
• Growing share of the global market.
• Investment Grade from the top three rating agencies.
• Sector opportunities with a high growth potential.

PERU FIELD TRIP 2010
REPSOL

18%
41%
14%
13%
8%
6%
Peru
Brasil
Colombia
Chile
Argentina
Others

60%
50%
40%
30%
20%
10%
0%
Brasil
Peru
Colombia
Argentina
Chile
Mexico
Others

60%
50%
40%
30%
20%
10%
0%
Brasil
Chile
Peru
Colombia
Mexico
Argentina
Others

Attractive countries to invest in Latam
Economical Environment Survey 2010 - PWC
Most attractive country to invest in Latam
PERU
5
Countries where companies have investment
plans in next two years
Countries  with better future economic projections

12
10
8
6
4
2
0
-2
-4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
BRA
CHL
COL
PER

12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
BRA
CHL
COL
PER

6 6 Regional outlook Regional GDP % Source: International Monetary Fund 2010 Projection Per capita GDP US$

PERU FIELD TRIP 2010
REPSOL

2002
2003
2004
2005
2006
2007
2008
2009
2010

14
12
10
8
6
4
2
0
-2
-4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
BRA
CHL
COL
PER

7 7
Inflation Rate
%
Source: International Monetary Fund 2010 Projection
0
50
100
150
200
250
300
BRA CHL COL PER
Net International Reserves
BUS$
Source: Instituto Nacional de Estadística e
Informática of each country - 2010 Projection
Regional outlook

PERU FIELD TRIP 2010
REPSOL

Jan 07
Apr
Jul
Oct
Jan 08
Apr
Jul
Oct
Jan 09
Apr
Jul
Oct
Jan 10
Apr
Jul

8 8
Country Risk: EMBI+ Yield Differential
(in basic points)
Source: Banco Central de Reserva del Perú, 2010
Regional outlook
Investment Grade
Source: Proinversión 2010
Latin American Comparison
Country S&P Fitch Moody's
Chile A+ A A1
México BBB BBB Baa1
Perú BBB- BBB- Baa3
Brasil BBB- BBB- Baa3
Colombia BB+ BB+ Ba1
Venezuela BB- BB+ B2
Argentina B- RD B3
Bolivia B- B B2
Ecuador CCC+ CCC Caa3
0
200
400
600
800
Peru
Chile
Colombia
Brasil
Latin
American
countries

PERU FIELD TRIP 2010

130
120
110
100
90
80
70
2006
2007
2008
2009
PER(Nuevo Sol)
CHL(peso)
BRL(real)
MEX(peso)
COL(peso)

Brasil
Colombia
Guatemala
Venezuela
Ecuador
México
Chile
Perú

9 9 Exchange Rate (Base 100= 2005) Source: International Monetary Fund Regional outlook Source: Asociación de Bancos del Perú 2009 Banking Loans Default Rate 0% 1% 2% 3% 4% 5% 6%

Rusia
Canadá
EFTA
Rusia
Unión
Europea
China
EE.UU.
Japón
China
Corea
Marruecos
O M C
India
México: ACE 8
CARICOM
Tailandia
A P E C
Centro
América
Comunidad
Andina
Singapur
MERCOSUR ACE 58
Australia
Chile: ACE 38
ACE Plus
Sudáfrica
Nueva Zelanda

10 10
Economies working within the globalization process, with access to the largest markets and to regional trade blocks.
Regional outlook
Agreements in place Completed negotiations Upcoming negotiations
Signed agreements Negotiations in process
Source: Proinversión 2010

11 11 Agenda Regional’s general outlook Peruvian economic environment Overview of Repsol’s business in Peru Social Responsibility Refining & Marketing Liquified Petroleum Gas

1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

12 12
Peruvian economic environment
Gross Domestic Product
Source: Ministerio de Economía y Finanzas / International Monetary Fund 2010 Projection.
%
GDP Growth
6.3
- 4
-2
0
2
4
6
8

World Peru Developed world

PERU FIELD TRIP 2010

REPSOL

2002
2003
2004
2005
2006
2007
2008
2009
2010

2002
2003
2004
2005
2006
2007
2008
2009
2010

13 13 2.8 3.0 3.2 3.4 3.6 Peruvian economic environment Inflation and Exchange Rate Source: Ministerio de Economía y Finanzas 2010 Projection Exchange Rate (Nuevos Soles per US$) 0 2 4 6 8 % Inflation

14 14
Peruvian economic environment
Net International Reserves
Source: Ministerio de Economía y Finanzas – Data as of July 2010
10
10
39
5
10
15
20
25
30
35
40
45
2002 2003 2004 2005 2006 2007 2008 2009 2010
BUS$
33
31
13

PERU FIELD TRIP 2010
REPSOL

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

15 15
Peruvian economic environment
Deposits and Loans Default
Banking Loans Default Rate
Deposits of the Financial System by Currency
Source: Superintendencia de Banca, Seguros
Data as of May 2010
BS/. BUS$
0%
2%
4%
6%
8%
10%
12%
6
8
10
12
14
16
18
20
22
15
25
35
45
55
65
75
2003 2004 2005 2006 2007 2008 2009
Nuevos Soles Dollars

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

16 16
0
5
10
15
20
25
30
Imports
BUS$
0
10
20
30
40
Exports
BUS$
Source: Ministerio de Economía y Finanzas 2010 Projection
Trade Balance
BUS$
Peruvian economic environment
Trade Balance
-2
0
2
4
6
8
10

PERU FIELD TRIP 2010

REPSOL

1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

17 17
Peruvian economic environment
Foreign Investment
2
6
10
14
18
22
Foreign Investment Stock
2009 Foreign Investment Stock
in MUS$ by Country of Origin
Source: Proinversión
Data as of December 2009
BUS$
PAÍS 2009%
Spain 4,291.80 22.78%
United Kingdom 3,782.70 20.08%
United States 2,760.20 14.65%
Netherlands 1,403.70 7.45%
Chile 1,290.10 6.85%
Panamá 929.00 4.93%
Colombia 751.10 3.99%
Brazil 487.20 2.59%
Mexico 454.80 2.41%
Singapore 399.40 2.12%
Canada 323.30 1.72%
Switzerland 312.60 1.66%
Uruguay 224.40 1.19%
France 205.00 1.09%
Others 1,225.00 6.50%
Total 18,840.30 100%

PERU FIELD TRIP 2010

REPSOL

BUS$
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

% of GDP
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

18 18 Tax Revenues Public Debt Source: Ministerio de Economía y Finanzas 2010 Projection Peruvian economic environment Fiscal discipline

PERU FIELD TRIP 2010

REPSOL

0 20km
5,000,000 - 10,000,000
1,000,000 - 5,000,000
500,000 - 1,000,000
100,000 - 500,000
0km

19 19
Peruvian economic environment
Population
Population Density
21.3 Inhab/km
Population Density in Main
Departments, in Inhab/km
Lima and Callao   262.3
Lambayeque 83.1
La Libertad 67.4
Piura 49.6
Tumbes 45.6
Cajamarca 44.3
Ica 35.5
Ancash 31.5
Junín 29.6
Huánuco 22.0
Huancavelica 21.8
Source: Instituto Nacional de Estadística e Informática
Population:  29.1 M inhabitants
2
2

PERU FIELD TRIP 2010
REPSOL

2004
2005
2006
2007
2008
2009

20 20
2009
46%
15%
31%
8%
Adequately
employed
Underemployed
by time
Underemployed
by income
Unemployed
Source: Instituto Nacional de Estadística e Informática
Data  as of April 2010
Peruvian economic environment
Employment and underemployment
2010
48%
14%
30%
8%
Adequately
employed
Underemployed
by time
Underemployed
by income
Unemployed
3,700
3,900
4,100
4,300
4,500
4,700
13.9%
K Inhabitants
Lima Economically Active Population

21 21 Agenda Regional’s general outlook Peruvian economic environment Overview of Repsol’s business in Peru Social Responsibility Refining & Marketing Liquified Petroleum Gas

22 22
Repsol’s business in Peru
Exploration & Production
• We operate in 3 oil exploration blocks (Blocks 39, 57 y 109).
• We operate in one exploration natural gas block (Block 57
Kinteroni Sur).
• We participate in 2 production natural gas blocks (Blocks 56
y 88) and in 2 oil exploration blocks (Blocks 76 y 103).
Liquefied Natural Gas (LNG)
• We participate in Peru LNG which is the owner of the first natural gas liquefaction plant in Latin America.
Refining & Marketing
• We have the country’s largest and most modern refinery.
• We are strategically positioned in the largest market (Lima).
• We have our own network of service stations, to guarantee
the sale of our products.
• Our market share is 44% for Refining and 27% for Marketing
Liquified Petroleum Gas (LPG)
• We are leaders in LPG. Our market share is 34%.
• Our infrastructure network includes one onshore terminal, 10 bottling plants and 500 distribution points.

23 23
Service Stations,
Industries and LPG
Repsol’s Downstream value chain in Peru
- RYTTSA (Repsol group
company) supports the
crude oil supply and
transportation
operations.
- Crude oil main
countries suppliers:
Nigeria, Ecuador,
Colombia, Brazil and
Perú.
- Repsol is the main
owner of La Pampilla
Refinery (51.03% of the
ownership), Peruvian
Labor Pension Funds
(34%) and almost 2,000
minorities shareholders
(15%).
- Refining Capacity 102
KBD.
- La Pampilla Refinery is
listed in the Lima Stock
Exchange.
- La Pampilla Refinery
owns 100% of the
Repsol Service Stations
net (Recosac).
- Service stations: 256 .
- Repsol is the main
shareholder (99.86%)
of the LPG Company
(Rycopesa) and the
owner of the leading
market brand “Solgas”.
Wholeseller
and Export
Refining Supply
DOMESTIC MARKET & EXPORTS
- Exports of liquid fuels
are managed directly by
La Pampilla Refinery
with the support of
RYTTSA.
- Main destinations
countries are United
States and Panama.

COLOMBIA
ECUADOR
BRASIL
LORETO
OCÉANO
PACÍFICO
MADRE DE DIOS
CUSCO
PUNO
BOLIVIA
LIMA
CHILE
Perú
Límite internacional
Límite de departamento
Capital nacional
Capital de departamento
Red ferroviaria
Red caminera
Kilómetros
Millas

24 24
LPG; 19%
Gasoline;
16%
Jet Fuel;
8%
Diesel;
46%
Fuel Oil;
8%
Other; 3%
2010 demand: 176 KBbld
Source: Dirección General de Hidrocarburos
Data as of June 2010
Source: Osinergmin
Downstream Peruvian market
Domestic liquid fuel demand
North
23%
East
4%
Center
4%
Lima
43%
South
26%

PERU FIELD TRIP 2010

REPSOL

Kbopd
2005
2006
2007
2008
2009
2010

Kbopd
2005
2006
2007
2008
2009
2010

Kbopd
2005
2006
2007
2008
2009
2010

Kbopd
2005
2006
2007
2008
2009
2010

25 25
Downstream Peruvian market
Domestic liquid fuel demand evolution
Source: Dirección General de Hidrocarburos 2010
Gasoline
Diesel
Total Demand
+27%
+57%
LPG
+41%
130
140
150
160
170
180
20
25
30
35
18
20
22
24
26
28
30
50
60
70
80
90
+37%

PERU FIELD TRIP 2010
REPSOL

COLOMBIA
ECUADOR
Quito
Manta
Ambato
Guayaquil
Cuenca
Tumbes
Loja
Talara
Sullana
PIURA
LORETO
Iquitos
Leticia
Benjamin Constant
Yurimaguas
Moyobamba
Chachapoyas
Tarapoto
SAN MARTIN
CAJAMARCA
Cajamarca
Chiclayo
LA LIBERTAD
Trujillo
Salaverry
BRASIL
Cruzeiro do Sul
Pucallpa
OCÉANO
PACÍFICO
Chimbote
ANCASH
Huaraz
Tingo María
HUANUCO
Huánuco
PASCO
Cerro de Pasco
UCAYALI
Rio Branco
JUNÍN
Huancayo
MADRE DE DIOS
Cobija
CUSCO
Cusco
Puerto Maldonado
Ayacucho
Abancay
Pisco
Ica
ICA
AYACUCHO
Nazca
PUNO
Juliaca
Puno
BOLIVIA
La Paz
AREQUIPA
Arequipa
MOQUEGUA
Moquegua
Matarani
TACNA
Tacna
Arica
CHILE
Perú
Límite internacional
Límite de departamento
Capital nacional
Capital de departamento
Red ferroviaria
Red caminera
0 100 200 Kilómetros
0 100 200 Millas

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

26 26
Downstream Peruvian market
Oil refining capacity
La Pampilla
Conchan
Talara
Iquitos
El Milagro
Pucallpa
Primary Distillation   Kbopd
La Pampilla 102.0
Talara 62.0
Conchan 15.5
Iquitos 10.5
Pucallpa 3.3
El Milagro 1.7
Total 195.0
Vacuum Distillation    Kbopd
La Pampilla 60.0
Talara 27.0
Conchan 10.0
Total 97.0
    Fluid Catalytic Cracking KBbld
La Pampilla 13.5
Talara 19.0
Total 32.5
Source: Dirección General de Hidrocarburos
Data as of June 2010

COLOMBIA
ECUADOR
LORETO
BRASIL
OCÉANO
PACÍFICO
UCAYALI
MADRE DE DIOS
CUSCO
PUNO
BOLIVIA
CHILE
Perú
Límite internacional
Límite de departamento
Capital nacional
Capital de departamento
Red ferroviaria
Red caminera

7%
26%
62%
5%
Repsol Marketing & LPG
Exxon Mobil
Pecsa
Others

27 2010 Wholesaler sales 27 Refining La Pampilla refined products domestic distribution NORTH 21% LIMA 52% SOUTH 27%

PERU FIELD TRIP 2010
REPSOL

REPSOL

REPSOL
DIESEL
REPSOL
ELITE
REPSOL
MOTO
4T

28 28
Marketing
Comercial scheme
La Pampilla
Refinery
Service Stations
Network (256)
Direct Clients
COCO: Company Owned Company Operated
DODO: Dealer Owned Dealer Operated
CODO: Company Owned Dealer Operated
Others
wholesalers
Repsol
Marketing
COCO (87)
DODO  (140)
CODO (29)
Non branded
Service Stations
Industry
Mining
Aviation
Lubricants
& Asphalts

29 29
Marketing
Product
sales
breakdown
Sales by Channel
29%
17%
Service
Stations
Direct Clients
Aviation
Lubricants &
Asphalts
28%
19%
53%
Non branded Service Stations Industry Mining
Sales to Direct Clients
Sales to Service Stations
50%
4%

75.3%
6.4%
5.5%
6.1%
PETROPERU
PRIMAX
Pecsa
REPSOL

26.0%
27.4%
22.1%
24.6%
30
Marketing
Service Stations
EESS
Non branded
Service Stations
Service Stations (SS) N°
Repsol 256
Primax 243
Pecsa 207
Petroperú 230
Total branded SS 935
Total SS 3,792
Source: Organismo Supervisor de la Inversión en Energía y Minería

PERU FIELD TRIP 2010

Tarapoto
Chiclayo
Trujillo
Lima
Cuzco

Liquefied Petroleum Gas
Overview
• Repsol is market leader with 34% of
market share.
• Our main assets are one on-shore
terminal, 10 bottling plants, 500
distribution points and 110 Autogas
centers.
• The Peruvian market size is 1.1 MTPY with
a per capita of 37 Kilos below regional
average of 42 Kilos showing room to grow.
• Repsol supplies its GLP products through
two commercial channels: bottled gas and
bulk gas.
• Has the highest technical standard of the
market and has promoted a strong
technological transfer in agroindustrial
and mining.

PERU FIELD TRIP 2010

REPSOL

SOLGAS
REPSOL

SOLGAS

Liquefied Petroleum Gas
Bottled Gas
Wholesale distribution
• 75% of our bottled LPG sales through
third parties
• Mostly residential applications
• Strong orientation to the brand “Solgas”,
high top of mind.
• Two formats: 10 and 45 kilos cylinders
• The competition of natural gas is very
low in this line.
Direct retailing
• 25% of our bottled LPG sales
• Oriented to segment with higher income
• Strong orientation to customers and
differentiated service, higher perception of
added-value and better margins.
• The whole networks is outsourced

PERU FIELD TRIP 2010

REPSOL

REPSOLGAS

REPSOL

REPSOLGAS

33 33
Industry
• Vessels up to
30,000 gallons.
• Applications in
mining camps
heating,
metallurgy,
drying, power
generation and
chemistry
• Our only brand is
“Repsolgas”
Autogas
• Vessels up to
5,000 gallons
• Partnership
with Repsol
Marketing
Peru.
• More than a
100 stations
nationwide
Wholesale
• Exports to
neighbor
countries
• Sales to other
LPG companies
using our large
scale
Residential/Commercial
• Vessels up to 5,000
gallons
• Niche for buildings
and Malls.
• Growth in large
cities outside of
Lima
Liquefied Petroleum Gas
Bulk Gas lines

34 34 Content Regional’s general outlook Peruvian economic environment Overview of Repsol’s business in Peru Social Responsibility Refining & Marketing Liquified Petroleum Gas

Actions Model
Stakeholders :
• Shareholders and
investors
• Partners
• Collaborators
• Clients
• Suppliers
• Community
Relevant issues put forth by the stakeholders
• Creation of value
• Transparent and ethical performance
• Safety of our employees
• Professional development of our people
• Best products
• Safety in supplies
• Dialogue and cooperation with the community
• Reduction of environmental impacts
• Protection of biodiversity
Answers
Aspects taken into account in the company’s
action plans
Measurement
Indices (GRI)
Independent Corporate Audit
Ethical Values
• Integrity
• Transparency
• Responsibility
• Safety
Professional
Values
• Leadership
• Orientation to
Results
• Innovation
• Orientation to
the client
Action Commitments
Pillars:
• Education
• The Environment
• Health
•Community Development
• Social Inclusion

MAIN  DOWNSTREAM PROJECTS
• Pachacutec Labor University
• LPG Installers course (3 groups, 90
graduates)
• Values and Alcohol and Drug Prevention
Program (30 schools per year)
• Technical Scholarship Program (Tecsup)
SITUATION IN MARGINAL AREAS
DOWNSTREAM
• Scarce educational infrastructure (30%
of schools in Ventanilla).
• Low reading and math comprehension
indices.
• Violent social environment
Education Objective
Improve educational levels

MAIN UPSTREAM  PROJECTS
• Improvement and construction of
educational infrastructure
• Teacher training and updating
• Donation of school supplies to all CCNN
NATIVE COMMUNITIES
UPSTREAM
• Single-teacher and multi-grade
education.
• Scarce infrastructure and resources.
• Difficult access to teachers training
and supervision.
Education Objective
Improve educational levels

PERU FIELD TRIP 2010

REPSOL

Repsol YPF y la Comunidad
Celebran las Fiestas 2007

SITUATION IN MARGINAL AREAS
DOWNSTREAM
• Low Per capita income (1.15 Euros/day)
• High underemployment rate (over 55%).
• Malnutrition problems (70% anemia)
• Scarce basic infrastructure
• High level of community association
(over 1,000)
MAIN  DOWNSTREAM  PROJECTS
• Assistance to social, community and
religious organization.
• Voluntaries Programs: More than 100 basic
homes until now.
• Microenterprise promotion (18,600 trained
youngsters and 111 funded projects).
Community Development Objective
Raise Self-Esteem and Develop Responsible Citizens

PERU FIELD TRIP 2010
REPSOL

REPSOL
YPF

TALLER DE ARTESANIA NATIVA
CESTERIA ASHENINKA

NATIVE COMMUNITIES
UPSTREAM
• Absence of basic services
• Deficient communications system.
• Scarce job possibilities.
MAIN  UPSTREAM  PROJECTS
• Radio equipment and equipment
maintenance campaigns.
• Training in new trades and jobs
generation
• Donation of tools and field work training.
Community Development Objective
Raise Self-Esteem and Develop Responsible Citizens

SITUATION IN MARGINAL AREAS
DOWNSTREAM
• Lack of environmental awareness.
• Wetlands in danger.
• Deficient basic water, sewerage and
solid waste treatment services.
MAIN DOWNSTREAM
PROJECTS
• Drip irrigation system in the Wetlands
(Award)
• Cleaning of coastal areas and shorelines
• Forestation ( 5000 trees)
• Radio Local
Environmental Objective
Creation of environmental awareness

NATIVE COMMUNITIES
UPSTREAM
• Development in areas with high
value in Biodiversity.
• Subsistence activities with low
environmental impact.
MAIN  UPSTREAM  PROJECTS
• Technical biodiversity studies
(Smithsonian Institution). Block 39 and
Block 57
• Ecological sustainability plans.
• Reforestation plans
Environmental Objective
Creation of environmental awareness

PERU FIELD TRIP 2010

REPSOL

AL SERVICIO DE LA COMUNIDAD
LIGA CONTRA CANCER

REPSOL

SITUATION IN MARGINAL AREAS
DOWNSTREAM
• Deficient health services and
infrastructure.
• Scarce awareness and resources
for prevention purposes.
• Priority needs in emergency
situations.
MAIN  DOWNSTREAM  PROJECTS
• Early cancer detection campaigns.
• World Food Program, malnutrition
prevention program for pregnant women
and children
• Inclusion of youngsters at high risk,
through dance and acrobatics.
Health and Social Inclusion Objective
Prevention Actions

NATIVE COMMUNITIES - UPSTREAM
• Communities where it is not easy to
have access to health services.
• Basic water and sewerage services
non-existing.
Health and Social Inclusion Objective
Prevention Actions
MAIN  UPSTREAM  PROJECTS
• Malnutrition program.
• Improvement to medical posts, first aid
kits and basic sanitation.
• Medical and dental campaigns, training to
health promoters and midwives.

Over 400,000 beneficiaries
Program Beneficiaries
Education 140,000
Community Development 135,000
The Environment 49,000
Health and Social Inclusion 85,000
Beneficiaries
1996-2009 Social Responsibility Programs

Peru Field Trip September 2010 Downstream Peru José Manuel Gallego / José Luis Ibarra Country Manager / External Relations Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director